Exhibit 2.1

LOAN PURCHASE AGREEMENT

(2nd Quarter 2007)

THIS LOAN PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 27th, 2007, by and between FIRST COMMUNITY BANK, successor by merger to Heritage Bank (“Seller”) and CAPFINANCIAL CV2, LLC (“Buyer”).

WHEREAS, Seller holds legal title to certain Loans, as defined in this Agreement, which Seller wishes to sell and Buyer wishes to purchase;

NOW, THEREFORE, in consideration of the mutual premises herein set forth and other valuable consideration, the receipt of which is hereby acknowledged, Seller and Buyer agree as follows:

Section 1. Definitions. The following terms shall have the meanings indicated below:

“Allocated Purchase Price” means, with respect to any Loan, the amount specified for such Loan in the “Allocated Purchase Price” column of the Loan Schedule.

“Claim” means any claim, liability, proof of claim (including, without limitation, a proof of claim filed in bankruptcy proceedings), demand, complaint, summons, legal, equitable or administrative action, suit, investigation or proceeding of any nature, chose in action, damage, judgment, order, injunction, decree, penalty or fine, and all losses, costs and expenses relating to the foregoing (including, without limitation, attorney’s fees an expenses).

“Closing” has the meaning given in Section 2.

“Closing Date” means July 31, 2007.

“Cutoff Date” means July 16, 2007.

“Designated Officer” means,

Mike Altum

Senior Vice President

First Community Bank

7900 Jefferson NE

Albuquerque, NM 87109

“Environmental Defect” means, with respect to any Loan, the presence of any amount of Hazardous Materials with respect to the Mortgaged Property, the cost of removal or remediation of which exceeds the lesser of (a) 5% of the Allocated Purchase Price of the Loan or (b) $10,000.

“Interim Period” means the period of time commencing on and including the Cutoff Date and continuing through the Closing Date.

“Litigation Matters” means all matters pending in any forum that are related to or arose out of or as the result of any of the Loans including, but not limited to, all arbitrations, mediations, and judicial proceedings in any local, county, state or federal court (including any bankruptcy courts) whether or not Seller is a party to or has or has not entered a notice of appearance in such matters.

“Loan” means a loan that is included on the Loan Schedule; provided, however that in the case of any group of related loans or leases constituting a relationship for which a single “Allocated Purchase Price” is specified, “Loan” means the entire relationship (that is, the group of related loans and/or leases as a whole).

“Loan Collateral” means any real property, machinery, equipment, fixtures and furnishings, inventory, cash, certificates of deposit, securities, leases, guaranties, contract rights, receivables, letters of credit, assignment of life insurance policies, and all other property, real or personal, tangible or intangible, new or used, securing a Loan.

“Loan Documents” means, with respect to each Loan, all contracts, agreements, payment records, notices given to or received from Obligors, or instruments relating to or evidencing such Loan that are in Seller’s files with respect to that Loan, including, without limitation, the Note or other evidence of payment obligations with respect to that Loan and (to the extent any exist in Seller’s file with respect to that Loan) any loan agreement, mortgage, security agreement, financing statement, assignment of rents, pledge agreement, guaranty or indemnification agreement, any assignment, reinstatement, extension, endorsement or modification of any of the foregoing, and any certificate of title, insurance policy in Seller’s possession maintained by an Obligor (but Loan Documents do not include, and Seller is not assigning any rights under, any insurance policies maintained by Seller), stock certificate, certificate of deposit or other documents (if any) held by Seller as collateral for that Loan or to evidence a security interest in collateral securing that Loan.

“Loan Schedule” means the schedule attached as Exhibit I, which identifies the Loans to be sold, transferred and conveyed hereunder and which includes the following information concerning each Loan: (a) the Seller’s obligor and obligation number; (b) the name of the Obligor; (c) the approximate principal balance and accrued interest outstanding under such Loan as of the Cutoff Date; and (d) the Allocated Purchase Price for that Loan.

“Mortgaged Property” means, with respect to each Loan, any real property securing such Loan.

“Note” means, with regard to any Loan, the originally executed promissory note or notes, or other legally valid evidence of indebtedness with respect to such Loan.

“Obligor” means, with regard to a Loan, the maker of the relevant Note and any guarantor(s) of the Loan.

“Purchase Price” means $36,534,545.00, increased, as applicable, in accordance with the provisions of Section 2(d).

“Warranty Expiration Date” means July 31, 2008.

Section 2. Payment of Purchase Price; Closing.

(a) Earnest Money. Insofar as the Closing Date is simultaneous or very soon after the date of this Agreement, the parties agree that there shall be no earnest money paid prior to the Closing Date, and on the Closing Date the Buyer shall pay the entirety of the Purchase Price in accordance with the following Section 2(b).

(b) Closing. The closing of the purchase and sale of the Loans (the “Closing”) by Federal Express and wire transfer. On the Closing Date, in a contemporaneous closing: (1) Seller will deliver to the shipper designated by Buyer for delivery to Buyer’s office, at Buyer’s expense, (i) an assignment of the Loans and the related Loan Documents in the form of Exhibit 2.1, (ii) the Note for each Loan (other than those Loans with respect to which “Copy,” “Jdgmt, “ “N/A” or “In Lit” appears in the “Note?” column of the Loan Schedule), endorsed to Buyer by Seller in the following form: “Pay to the order of BUYER WITHOUT REPRESENTATION, WARRANTY OR RECOURSE except for any representation, warranty or recourse explicitly stated in that certain Loan Purchase Agreement dated LPA DATE between BUYER and the undersigned”, (iii) a photocopy of the Note for each Loan with respect to which “Copy” or “In Lit” appears in the “Note” column of the Loan Schedule, (iv) if requested by Buyer, for each Loan with respect to which “Copy” appears in the “Note?” column of the Loan Schedule an Affidavit of Loss, Indemnification Agreement and Assignment in the form attached to this Agreement as Exhibit 2.2, appropriately completed, (v) the Loan Documents included in Seller’s files, and (except where “Copy,” “No” or “Uns” appears in the “Credit File?” or “Collateral File” columns of the Loan Schedule) Seller’s credit and collateral files, for each Loan, and (vi) a letter in substantially the form of Exhibit 2.3 addressed to each Obligor for a Loan, and (2) Buyer shall pay the Purchase Price to Seller in immediately available funds.

(c) Payment Instructions. The payment of the Purchase Price shall be made by wire transfer using the following instructions:

(d) Lines of Credit. Those certain Loans which are specifically set forth on Schedule ___ to this Agreement are open lines of credit with available, unadvanced principal. During the Interim Period, Seller may make advances through July 26, 2007 under the Loans which are open lines of credit, provided as follows: (i) each such advance is requested by the subject Obligor and Seller reasonably determines that Seller is legally obligated by the Loan Documents to make such advance; and (ii) Seller shall notify Buyer of each such advance as soon as reasonably possible, and in all events prior to the Closing. In the event of such advances on or before July 26, 2007, the Purchase Price shall be increased by the amount of the aggregate amount of said advances, multiplied by the percentage which is the equal to the Allocated Purchase Price for the affected Loan as of the Closing Date (without adjustment for said advances) divided by the principal balance of the affected Loan as of the Closing Date (without adjustment for said advances).

Section 3. Post-Closing Matters.

(a) General. Effective as of the Closing Date, Buyer assumes all of the duties and obligations of Seller under the Loan Documents on the terms provided in the relevant Loan Documents, and in all Litigation Matters, if any. After the Closing Date, Seller shall, upon Buyer’s reasonable request, execute and deliver to Buyer such assignments, endorsements, financing statements and other documents as shall be required, in Buyer’s reasonable judgment, to convey or perfect Buyer’s right, title and interest in any of the Notes, judgments evidencing a Loan or other Loan Documents with respect to the Loans and such pleadings or notices of substitution necessary to substitute Buyer for Seller in all Litigation Matters, all of which shall be prepared at Buyer’s expense. Buyer shall prepare and record any assignments, endorsements, financing statements, substitutions, pleadings or other documents pursuant to this Section 3 at Buyer’s sole cost and expense. Buyer shall be responsible for determining the appropriate location and records in which to file any assignments, endorsements, financing statements, substitutions, pleadings or other documents delivered pursuant to this Section 3. All such assignments, endorsements, financing statements, substitutions, pleadings and other documents shall state that the transfer is without recourse to, or representation or warranty by, Seller, except for any representation, warranty or recourse explicitly stated in this Agreement. On the first business day that is at least five business days after the Closing Date, Seller shall pay to Buyer an amount equal to any proceeds of the Loans received by Seller during the Interim Period (less the amount of any returned items or other payments that are reversed). If the Seller receives any proceeds of a Loan after the Closing Date, Seller shall pay over the same to Buyer, promptly and in any event within five business days following receipt, in the same form as received. Seller shall make the Designated Officer available to answer questions from Buyer regarding the Loans through the Warranty Expiration Date. Buyer shall not contact any other officers or employees of Seller regarding the Loans other than the Designated Officer. Buyer shall allow Seller to make copies of all or any portions of the files regarding any Loans at any time after Seller’s delivery thereof to Buyer, during Buyer’s normal business hours and at Seller’s expense, and Seller covenants with Buyer that such copying and Seller’s use of such copies will not violate any applicable law, rule or regulation. From the date hereof until this Agreement is terminated or Buyer defaults hereunder, Seller shall not amend, modify or discharge any of the Loans, or release any of the Obligors or collateral for the Loans, without Buyer’s prior written consent.

(b) Litigation. Seller shall be relieved of any obligation to prosecute, participate in, monitor or pay any attorney’s fees or other expenses incurred in any Litigation Matters as of the Closing Date and Buyer shall assume all responsibility for all Litigation Matters on the Closing Date or as soon thereafter as possible. Seller’s sole involvement, if any, in any Litigation Matters after the Closing Date shall be limited to providing reasonable assistance as a non-party at Buyer’s sole cost and expense. Seller shall not be under any obligation to have Seller’s agent or counsel working on the Litigation Matters take any further action on behalf of Seller or Buyer and may instruct them to cease working on the Litigation Matters as of the Closing Date. Seller may instruct Seller’s agent or counsel to notify the appropriate parties and courts of the transfer of the Litigation Matters to Buyer, if appropriate, and to withdraw from the matter unless Buyer shall have made all necessary arrangement to have Seller’s agent or counsel continue their involvement in the Litigation Matters on behalf of Buyer at Buyer’s sole cost and expense.

(c) Collection Activity. Buyer agrees that in attempting to collect the Loans, Buyer will at all times comply with all federal, state and local laws, rules and regulations applicable to the conduct of such activities, including, without limitation, the requirements of the Fair Debt Collection Practices Act (15 U.S.C.§1692 et seq.), as amended from time to time, if applicable. Buyer shall not misrepresent or otherwise fail to adequately disclose to any Obligor that Buyer is the owner of the relevant Loan(s). Buyer shall not use the name of Seller or any of Seller’s affiliates or subsidiaries or make any reference to such entities (other than to assert that Buyer purchased the Loans from Seller) in any way in Buyer’s efforts to collect the Loans, and any litigation or other enforcement action shall be in the name of Buyer and not Seller.

(d) Confidentiality of Obligor Information. Buyer agrees that any and all information of or about Obligors, specifically including Obligor financial information (collectively, “Obligor Information”) shall be held in strict confidence and disclosed only to those employees or agents whose duties reasonably require access to such information. Buyer shall use the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized use, disclosure or duplication of Obligor Information as Buyer uses to protect its own confidential information, and shall comply with all applicable federal, state and local privacy laws, including, without limitation, the federal Gramm-Leach-Bliley Act and any regulations promulgated thereunder.

Section 4. Representations, Warranties and Acknowledgments of Buyer. Buyer hereby represents and warrants that: (i) Buyer is a sophisticated buyer with respect to the Loans and an “accredited investor” within the meaning of Section 2(15) of the federal Securities Act; (ii) Buyer has adequate information concerning the business and financial condition of the Obligors to make an informed decision regarding the purchase of the Loans and has independently and without reliance on Seller or any information prepared by Seller, and based on such information as Buyer has deemed appropriate, made Buyer’s own analysis and decision to enter into this Agreement; and (iii) Buyer has not relied in entering into this Agreement upon any oral or written information from Seller, or any of Seller’s employees, affiliates, agents or representatives (including but not limited to any risk ratings or any other material prepared by Seller’s employees that is included in Seller’s credit or collateral files for the Loans), other than the representations and warranties of Seller contained in this Agreement, nor has Buyer relied on any investment advice, credit information or opinion as to whether the purchase of the Loans is prudent from Seller. Buyer acknowledges that: (u) Seller has not made, does not make and hereby expressly disclaims any representation or warranty, whether express or implied, except as expressly set forth in this Agreement, and Seller expressly disclaims any representation or warranty (including but not limited to any representation or warranty as to the value of the collateral (if any) for the Loans, whether any collateral exists or is in the possession of the relevant Obligor, or the collectability of the Loans) not expressly set forth in this Agreement; (v) no employee or representative of Seller has been authorized to make, and Buyer has not relied upon, any statements or representations other than those specifically contained in this Agreement; (w) the sale of the Loans by Seller to Buyer is irrevocable, and Buyer shall have no recourse to Seller, except with respect to breaches of representations, warranties and covenants expressly set forth in this Agreement, and pursuant to the indemnities contained herein; (x) the Loans are or may have been in default, may have been restructured or extended and/or may currently be or have been, Litigation Matters; (y) title defects, lack of perfection of liens and other defects may exist with respect to the collateral (if any) for the Loans; and (z) the consideration paid pursuant to this Agreement for the purchase of the Loans may differ both in kind and amount from any payments or distributions which may ultimately be received by Buyer with respect to such Loans.

Section 5. Representations and Warranties of Seller. Seller hereby represents and warrants that, as to each Loan, the following representations and warranties are true and correct in all material respects as of the date of this Agreement and will be true and correct in all material respects as of the Closing Date: (i) Seller is the sole legal and beneficial owner of each Loan and has full right to transfer each Loan free and clear of any encumbrance, lien, pledge, charge, security interest, or obligation to third party collection agencies or attorneys previously retained by Seller; (ii) all information pertaining to the Loan set forth on the Loan Schedule is true and correct in all respects; (iii) to the best of Seller’s knowledge, each Note is the legal, valid and binding obligation of the Obligor thereunder; (iv) each of the Loans is secured by a valid and enforceable lien on or security interest in the Loan Collateral having the priority indicated on the Loan Schedule; (v) the Loan Documents, taken together, contain customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for the practicable realization against the Loan Collateral of the benefits of the security intended to be provided thereby; (vi) Seller has not released, in whole or in part, any Obligor from liability under its Note, or released any collateral that secures Obligor’s obligations under the Loan except to the extent set forth in the Loan Documents and Seller’s file being turned over to Buyer on or after the Closing Date; (vii) to the best of Seller’s knowledge, all requirements of applicable federal and state laws have been complied with in all material respects in the origination of any Loan that was originated by Seller and in Seller’s servicing of each Loan; (viii) except for the Loans specifically described in Section 2(d), above, each of the Loans is fully funded and advanced, and no person or party has any right to receive any additional loan proceeds or future advances with respect to any Loan, nor are there any outstanding commitments to modify or restructure any Loan; (ix) Seller did not intentionally exclude from the Seller’s files pertaining to the Loans documents or information relating to unfunded commitments, environmental assessments prepared by third party vendors, appraisals prepared by third party vendors, or unprivileged pending litigation materials; (x) no person has any servicing rights related to any Loan; (xi) to Seller’s knowledge, there is no Claim outstanding, pending or threatened relating to any Loan; (xii) the Loan Collateral is insured by a casualty insurance policy providing coverage against risks ordinarily insured against by persons owning or operating like assets in the locality of the Loan Collateral, in an amount consistent with that which would be required by an institutional lender in its normal commercial mortgage lending activities with respect to similar assets in the same locality, and no notice of termination or cancellation of such insurance policy has been received by Seller; (xiii) no Environmental Defect occurred or exists with respect to the Mortgaged Property or, to the extent such Environmental Defect occurred, full remediation of the effects of such Environmental Defect on the Mortgaged Property has occurred in accordance with law and reasonable commercial practices (including the reasonable recommendations set forth in such environmental assessments).

Section 6. Buyer’s Indemnification Covenants. Buyer shall indemnify, save and keep Seller and its successors and assigns harmless against and from all liabilities, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses, including reasonable attorneys’ and expert witness fees, sustained or incurred by Seller or its successors or assigns as a result of or arising out of or by virtue of: (i) the inaccuracy of any representation or warranty made by Buyer to Seller in Section 4 of this Agreement; (ii) the breach by Buyer of any of the covenants of this Agreement to be performed by Buyer; (iii) any and all liabilities arising out of the tortious or unlawful acts or omissions of Buyer in regard to any Loan from and after the Closing Date, including but not limited to any “lender liability” or similar claims asserted against Seller to the extent such claims arose out of actions of Buyer, or other events, that occurred after the Closing Date; (iv) any amount owed to attorneys or other persons for services provided to Buyer or its successors in interest with respect to any Loan; (v) after the Closing Date, the Litigation Matters, if any, or any other litigation related to any Loan in which Seller becomes involved; or (vi) any breach of any of Seller’s obligations under any Loan or Loan Document after the Closing Date.

Section 7. Seller’s Indemnification Covenants. Seller shall indemnify, save and keep Buyer and its successors and assigns harmless against and from all liabilities, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses, including reasonable attorneys’ and expert witness fees, sustained or incurred by Buyer or its successors or assigns as a result of or arising out of or by virtue of: (i) the breach by Seller of any of the covenants of this Agreement to be performed by Seller; (ii) any and all liabilities arising out of the tortious or unlawful acts or omissions of Seller in regard to any Loan prior to the Closing Date, including but not limited to any “lender liability” or similar claims asserted against the Buyer to the extent such claims arose out of actions of the Seller, or other events, that occurred prior to the Closing Date, as determined by a court of competent jurisdiction in a final, non-appealable judgment; or (iii) any amount owed to attorneys or other persons for services provided to Seller or Seller’s predecessor in interest with respect to any Loan. Buyer’s sole remedy for Seller’s breach of any representation or warranty in Section 5 shall be to demand that Seller repurchase the affected Loan(s). Any such repurchase shall be for the Allocated Purchase Price of the affected Loan(s), less any payments received by Buyer thereunder prior to the repurchase date, and shall be evidenced by an assignment from Buyer to Seller in substantially the form of Exhibit 2.1 attached hereto and such other documents, including such representations by Buyer, as Seller may reasonably request which shall include but not necessarily be limited to the following: (1) Buyer is the owner of the affected Loan and has the authority to transfer it free and clear of any liens to Seller; (2) the terms of the Loan have not been modified by any written or oral agreement between Buyer and any Obligor; (3) Buyer has not obtained full payment on the Loan from any Obligor, guarantor or surety, or otherwise accepted partial payment thereof in full satisfaction of the debt evidenced thereby; (4) Buyer has not released any collateral other than for adequate payment to Buyer and has not released any Obligor, guarantor, surety or other person liable for payment of the Loan, (5) Buyer has not subordinated or released any security interests or liens in any collateral that secures the Loan, and (6) Borrower has not allowed any liens or security interests that secure the Loan to lapse or become unperfected. With respect to any claim that Seller breached any representation or warranty, Buyer shall be conclusively deemed to have terminated and waived any rights of Buyer to any remedy and any right to indemnification by Seller under this Agreement for such breach: (x) with respect to any Loan, on the date prior to Warranty Expiration Date that Buyer amends or otherwise modifies the terms of such Loan, releases any collateral or any Obligor from liability therefor, subordinates any security interest or lien that secures the Loan to any security interest or lien of any party that was subordinate to Seller’s lien or security interest on the Closing Date, or causes or allows any security interest or lien securing the Loan to lapse or become unperfected in any manner or for any reason (i.e. failure to continue a financing statement); and (y) on the Warranty Expiration Date with respect to all Loans other than those Loans as to which Buyer has delivered a written demand for repurchase to Seller on or before the Warranty Expiration Date.

Section 8. Miscellaneous. No amendment, modification or waiver of the provisions of this Agreement shall be effective unless the same shall be in writing and signed by the party against whom it is to be enforced, and then such amendment, modification or waiver shall be effective only in the specific instance and for the specific purpose for which given. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF MINNESOTA. This Agreement contains the entire agreement between the parties hereto with respect to the sale of the Loans, shall supersede any prior oral negotiations or agreements, and shall be binding upon the parties hereto and their respective legal representatives, successors and assigns. If any part of this Agreement is held to be illegal, invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect, notwithstanding such illegality, invalidity or unenforceability. Each of the parties hereto represents and warrants to the other that it has full power and authority to enter into this Agreement and consummate the transactions contemplated hereby, that this Agreement and such consummation have been duly authorized by all necessary corporate action of such party, that neither this Agreement nor such consummation violates or breaches, or requires the consent of approval of any person under, any organizational document or any agreement or other document or instrument or any law, rule or regulation applicable to such party, and that this Agreement constitutes the legal, valid and binding obligation of such party enforceable against it in accordance with its terms. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	First Community Bank
7900 Jefferson NE
Albuquerque, NM 87109
Attention: H. Patrick Dee, President

If to Purchaser:	CapFinancial CV2, LLC
508 Third Street
Prinsburg, MN 56281-0038
Attention: Cara Mulder

Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

Section 9. Consumer Customer Information. Buyer agrees that if the Obligor under any Loan is classified as a consumer customer under any rule or regulation or by any agency or entity having regulatory authority over Seller, then the provisions of this section shall apply in addition to, but not in place of, any other provisions of this Agreement.

Buyer acknowledges that, (i) Seller is a federally-regulated financial institution that must comply with the safeguards for Consumer Customer Information, as hereinafter defined, contained in the Gramm-Leach-Bliley Act (“GLBA”) and regulations promulgated pursuant to GLBA and (ii) that the “Confidential Information” as defined in the confidentiality letter/agreement executed by Buyer in favor of Seller pursuant to which Seller made certain information available to Buyer as part of Buyer’s due diligence (the “Confidentiality Agreement”), may have included information of or about Obligors of Seller who are consumer customers, specifically including without limitation the fact that an Obligor is a consumer customer or prospective consumer customer of Seller, all lists of Obligors who are consumer customers, former consumer customers, consumer applicants and prospective consumer customers and all personal or financial information relating to and identified with such Obligors (collectively, the “Consumer Customer Information”),

Buyer represents and warrants that in connection with Buyer’s possession, handling and use of the Consumer Customer Information, Buyer, as an entity that maintains, processes, or otherwise is permitted access to the Seller’s Consumer Customer Information, established appropriate measures designed to safeguard Consumer Customer Information including specifically that Buyer has established and at all relevant times has maintained and will maintain data security policies and procedures designed to ensure the:

A.	security and confidentiality of Consumer Customer Information;

B.	protection against anticipated threats or hazards to the security or integrity of Consumer Customer Information;

C.	protection against the unauthorized access or use of Consumer Customer Information.

Buyer further represents and warrants that at all times prior to the Closing Date, no actual or suspected theft of, accidental disclosure of, loss of, or inability to account for any Consumer Customer Information by Buyer or any of Buyer’s representatives or advisors (each a “Disclosure” and collectively the “Disclosures”) occurred and no unauthorized intrusions into Buyer’s or any of Buyer’s representatives’ or advisors’ facilities or secure systems housing Consumer Customer Information (each an “Intrusion” and collectively the “Intrusions”) occurred, other than those Disclosures and Intrusions which Buyer immediately reported to Seller under the terms of the Confidentiality Agreement.

Buyer further agrees that if any incident arises involving the Consumer Customer Information while in Buyer’s possession in which Seller is in any way involved, Buyer will cooperate fully with Seller and all government regulatory agencies and law enforcement agencies having jurisdiction and authority for investigating such incidents, Disclosures, Intrusions and/or any known or suspected criminal activity in the manner requested or required, including, but not limited to, taking any or all of the actions provided in the Confidentiality Agreement, permitting Seller to monitor and/or audit Buyer’s applicable policies and procedures during regular business hours upon not less than 48 hours notice to Buyer, and upon request by Seller, provide to Seller copies of audits and system test results acquired by Buyer in relation to the data security policies and procedures designed to protect the Consumer Customer Information.

Buyer agrees to indemnify and hold Seller harmless for any damages suffered by Seller as the result of any incident, Intrusion or Disclosure resulting from Buyer’s possession of, handling of, use of or failure to adequately protect the Consumer Customer Information.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SELLER:

FIRST COMMUNITY BANK, successor by merger to Heritage Bank

By:	/s/ H. Patrick Dee
H. Patrick Dee
Its President

BUYER:

CAPFINANCIAL CV2, LLC

By:	PrinsFinancial CV2, Inc.
Its:	Managing Member

By:	/s/Myron Mulder
Myron Mulder
Its President